SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Cathy A. Birkeland, Esq.

Alexa M. Berlin, Esq.

Latham & Watkins LLP

330 N. Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 27 Pages)

CUSIP No. 448579102	13D	Page 2 of 27 Pages

1.	Names of Reporting Persons Robin Road Trust Company LLC, as trustee of the trusts listed on Appendix A-1 and as trustee of Robin Road Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,823,098*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,823,098*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,823,098*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 1.8%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 27 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as adjusted to account for (i) the conversion of an aggregate of 455,775 shares of Class B Common Stock into 455,775 shares of Class A Common Stock in connection with the sales by the Reporting Persons on January 9, 2024 and (ii) the conversion of an aggregate of 471,147 shares of Class B Common Stock into 471,147 shares of Class A Common Stock in connection with sales by certain other Separately Reporting Group Members between October 17, 2023 and December 21, 2023. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 103,138,939 shares of Common Stock outstanding as of October 27, 2023, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 2.9% of the total voting power of the Common Stock as of October 27, 2023, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 27, 2023, as adjusted, which is comprised of 45,148,112 shares of Class A Common Stock and 57,990,827 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 27 Pages

1.	Names of Reporting Persons Tawani Enterprises, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,823,098*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,823,098*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 1.8%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 27 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as adjusted to account for (i) the conversion of an aggregate of 455,775 shares of Class B Common Stock into 455,775 shares of Class A Common Stock in connection with the sales by the Reporting Persons on January 9, 2024 and (ii) the conversion of an aggregate of 471,147 shares of Class B Common Stock into 471,147 shares of Class A Common Stock in connection with sales by certain other Separately Reporting Group Members between October 17, 2023 and December 21, 2023. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 103,138,939 shares of Common Stock outstanding as of October 27, 2023, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 2.9% of the total voting power of the Common Stock as of October 27, 2023, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 27, 2023, as adjusted, which is comprised of 45,148,112 shares of Class A Common Stock and 57,990,827 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 27 Pages

1.	Names of Reporting Persons Jennifer N. Pritzker, not individually, but as sole director of and trustee of the sole stockholder of Tawani Enterprises, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,823,098*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,823,098*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 1.8%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 7 of 27 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as adjusted to account for (i) the conversion of an aggregate of 455,775 shares of Class B Common Stock into 455,775 shares of Class A Common Stock in connection with the sales by the Reporting Persons on January 9, 2024 and (ii) the conversion of an aggregate of 471,147 shares of Class B Common Stock into 471,147 shares of Class A Common Stock in connection with sales by certain other Separately Reporting Group Members between October 17, 2023 and December 21, 2023. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 103,138,939 shares of Common Stock outstanding as of October 27, 2023, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 2.9% of the total voting power of the Common Stock as of October 27, 2023, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 27, 2023, as adjusted, which is comprised of 45,148,112 shares of Class A Common Stock and 57,990,827 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 8 of 27 Pages

1.	Names of Reporting Persons Mary F. Falcon, not individually, but solely as trustee of the trust listed on Appendix A-2.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,128*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,128*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,128*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 9 of 27 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as adjusted to account for (i) the conversion of an aggregate of 455,775 shares of Class B Common Stock into 455,775 shares of Class A Common Stock in connection with the sales by the Reporting Persons on January 9, 2024 and (ii) the conversion of an aggregate of 471,147 shares of Class B Common Stock into 471,147 shares of Class A Common Stock in connection with sales by certain other Separately Reporting Group Members between October 17, 2023 and December 21, 2023. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 103,138,939 shares of Common Stock outstanding as of October 27, 2023, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent less than 0.1% of the total voting power of the Common Stock as of October 27, 2023, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 27, 2023, as adjusted, which is comprised of 45,148,112 shares of Class A Common Stock and 57,990,827 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 10 of 27 Pages

1.	Names of Reporting Persons JP Morgan Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-3.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 101,149*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 101,149*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,149*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.1%*
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 11 of 27 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as adjusted to account for (i) the conversion of an aggregate of 455,775 shares of Class B Common Stock into 455,775 shares of Class A Common Stock in connection with the sales by the Reporting Persons on January 9, 2024 and (ii) the conversion of an aggregate of 471,147 shares of Class B Common Stock into 471,147 shares of Class A Common Stock in connection with sales by certain other Separately Reporting Group Members between October 17, 2023 and December 21, 2023. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 103,138,939 shares of Common Stock outstanding as of October 27, 2023, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.2% of the total voting power of the Common Stock as of October 27, 2023, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 27, 2023, as adjusted, which is comprised of 45,148,112 shares of Class A Common Stock and 57,990,827 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 12 of 27 Pages

1.

  Names of Reporting Persons

  FirstCaribbean International Trust Company (Bahamas) Limited (formerly CIBC Trust Company (Bahamas) Limited), not individually, but solely as trustee of the trusts listed on Appendix A-4.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,001*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,001*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,001*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1% *
14.	Type of Reporting Person OO

*

Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 13 of 27 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as adjusted to account for (i) the conversion of an aggregate of 455,775 shares of Class B Common Stock into 455,775 shares of Class A Common Stock in connection with the sales by the Reporting Persons on January 9, 2024 and (ii) the conversion of an aggregate of 471,147 shares of Class B Common Stock into 471,147 shares of Class A Common Stock in connection with sales by certain other Separately Reporting Group Members between October 17, 2023 and December 21, 2023. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 103,138,939 shares of Common Stock outstanding as of October 27, 2023, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent less than 0.1% of the total voting power of the Common Stock as of October 27, 2023, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 27, 2023, as adjusted, which is comprised of 45,148,112 shares of Class A Common Stock and 57,990,827 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 14 of 27 Pages

EXPLANATORY NOTE: This constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D filed by the Reporting Persons with the SEC on August 26, 2010 pursuant to Section 13(d) of the Act, and Rule 13d-1(a) thereunder, as previously amended by Amendment No. 1 filed by the Reporting Persons with respect to the Issuer on September 9, 2010 (“Amendment No. 1”) and further amended by Amendment No. 2 filed by the Reporting Persons with respect to the Issuer on May 18, 2011 (“Amendment No. 2”) and further amended by Amendment No. 3 filed by the Reporting Persons with respect to the Issuer on December 7, 2011 (“Amendment No. 3”) and further amended by Amendment No. 4 filed by the Reporting Persons with respect to the Issuer on December 4, 2012 (“Amendment No. 4”) and further amended by Amendment No. 5 filed by the Reporting Persons with respect to the Issuer on December 19, 2012 (“Amendment No. 5”) and further amended by Amendment No. 6 filed by the Reporting Persons with respect to the Issuer on June 6, 2013 (“Amendment No. 6”) and further amended by Amendment No. 7 filed by the Reporting Persons with respect to the Issuer on June 21, 2013 (“Amendment No. 7”) and further amended by Amendment No. 8 filed by the Reporting Persons with respect to the Issuer on January 10, 2017 (“Amendment No. 8”) (as so amended, the “Schedule 13D”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein. Only those items amended are reported herein. Capitalized terms used in this Amendment No. 9 without being defined herein have the respective meanings given to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is amended by deleting the first three paragraphs thereof and replacing such paragraphs with the following:

(a)-(c) This Schedule 13D is being filed by (i) Robin Road Trust Company LLC, as trustee of the trusts listed on Appendix A-1 and as trustee of Robin Road Trust; (ii) Tawani Enterprises, Inc.; (iii) Jennifer N. Pritzker, not individually, but as sole director and trustee of the sole stockholder of Tawani Enterprises, Inc.; (iv) Mary F. Falcon, not individually, but solely as trustee of the trust listed on Appendix A-2; (v) JP Morgan Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-3; and (vi) FirstCaribbean International Trust Company (Bahamas) Limited (formerly CIBC Trust Company (Bahamas) Limited), not individually, but solely in its capacity as trustee of the trusts listed on Appendix A-4 (collectively, the “Reporting Persons”).

The address of the principal business and principal office of the Reporting Persons is:

(i)	511 Union Street, Suite 735

Nashville, Tennessee 37219

(ii)	104 S. Michigan Ave.

Chicago, Illinois 60603

CUSIP No. 448579102	13D	Page 15 of 27 Pages

(iii)	104 S. Michigan Ave.

Chicago, Illinois 60603

(iv)	104 S. Michigan Ave.

Chicago, Illinois 60603

(v)	Bahamas Financial Centre

Shirley & Charlotte Streets

P.O. Box N-4899

Nassau, Bahamas

(vi)	Goodman’s Bay Corporate Centre

West Bay Street

P.O. Box N-3933

Nassau, Bahamas

The principal business of Ms. Pritzker is President and Chief Executive Officer of Tawani Enterprises, Inc., Founder and Chair of the Pritzker Military Museum and Library, Founder of the Pritzker Military Foundation, and Founder of the Tawani Foundation. The other Reporting Persons are principally engaged in the business of investing the assets of the trusts for the benefit of the beneficiaries of such trusts.

Item 2 of the Schedule 13D is amended and supplemented as follows:

The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 12, 2024, a copy of which is attached as Exhibit 23 to this Amendment No. 9.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented as follows:

On November 2, 2020, Harry B. Rosenberg and Charles E. Dobrusin resigned as trustee of the trusts listed on Appendix A-1 and Robin Road Trust Company LLC was appointed as successor trustee of such trusts (the “Trustee Resignation”). No consideration was paid in connection with the appointment of Robin Road Trust Company LLC as successor trustee of the trust listed on Appendix A-1 and such appointment constitutes a “Permitted Transfer” as defined under the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock held by the trusts listed on Appendix A-1 remain shares of Class B Common Stock following the appointment of Robin Road Trust Company LLC as successor trustee of such trusts.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

CUSIP No. 448579102	13D	Page 16 of 27 Pages

The Trustee Resignation was completed on November 2, 2020, as described in Item 3 of this Amendment No. 9.

On January 9, 2024, Robin Road Trust Company LLC, as trustee of JNP Parachute Mirror Trust K, JNP Parachute Mirror Trust L and JNP 2010 – P.G. Trust (collectively, the “Sellers”), sold an aggregate of 455,775 shares of Class B Common Stock in a block trade with a broker-dealer at a price of $126.21 per share, for an aggregate price of $57,523,362.75 (the “January 2024 Sale”). In accordance with the Issuer’s Amended and Restated Certificate of Incorporation, the shares of Class B Common Stock sold pursuant to the January 2024 Sale automatically converted into shares of Class A Common Stock immediately upon the January 2024 Sale.

Item 5. Interest in Securities of the Issuer

Item 5 of Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 1,964,376 shares of Class A Common Stock issuable upon conversion of 1,964,376 of Class B Common Stock beneficially owned by the Reporting Persons. Based on the number of shares of Class B Common Stock outstanding as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as adjusted to account for (i) the conversion of an aggregate of 455,775 shares of Class B Common Stock into 455,775 shares of Class A Common Stock in connection with the sales by the Reporting Persons on January 9, 2024 and (ii) the conversion of an aggregate of 471,147 shares of Class B Common Stock into 471,147 shares of Class A Common Stock in connection with sales by certain other Separately Reporting Group Members between October 17, 2023 and December 21, 2023, the number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 3.4% of the total number of shares of Class B Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of October 27, 2023, as adjusted, the number of shares of Common Stock beneficially owned by the Reporting Persons represents 1.9% of the total number of shares of Common Stock outstanding and 3.1% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule A attached to this Amendment No. 9 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 9 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

CUSIP No. 448579102	13D	Page 17 of 27 Pages

Robin Road Trust Company LLC is a manager-managed limited liability company and the trustee of the trusts listed on Appendix A-1, and in such capacity may be deemed to beneficially own the 1,823,098 shares of Class B Common Stock held by such trusts. Robin Road Trust is the sole member of Robin Road Trust Company LLC, and in such capacity may be deemed to beneficially such shares of Class B Common Stock. Robin Road Trust Company LLC is the trustee of Robin Road Trust, and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. The Managing Directors of Robin Road Trust Company LLC are David Pelizzon, Mary F. Falcon and Michelle Nakfoor. The voting and investment decisions of Robin Road Trust Company LLC are made by the Trust and Investment Committee of its board of managers, consisting of David Pelizzon, Mary F. Falcon, Michelle Nakfoor, John Ringer and Evangelia Liaskis. The Managing Directors and the members of the Trust and Investment Committee disclaim beneficial ownership as a result of serving as Managing Directors and/or serving on the Trust and Investment Committee. Robin Road Trust Company LLC has also authorized Tawani Enterprises, Inc. to make certain investment decisions on behalf of Robin Road Trust Company LLC, and in such capacity Tawani Enterprises, Inc. may, for the purposes hereof, be deemed to beneficially own such shares of Class B Common Stock. Tawani Enterprises, Inc. is a corporation whose sole director is Jennifer N. Pritzker and whose sole stockholder is the Jennifer N. Pritzker Revocable Trust, with Jennifer N. Pritzker as sole trustee. In such capacity, Ms. Pritzker may, for the purposes hereof, be deemed to beneficially own such shares of Class B Common Stock.

Based solely on the information contained in the Form 4 filings filed on December 19, 2023 and December 22, 2023 by a Separately Filing Group Member, such Separately Filing Group Member sold an aggregate of 310,521 shares of Class B Common Stock. In accordance with the Issuer’s Amended and Restated Certificate of Incorporation, the shares of Class B Common Stock sold pursuant to such sales automatically converted upon such sales into shares of Class A Common Stock.

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 603,343 shares of currently issued Class A Common Stock and 55,720,432 shares of Class A Common Stock issuable upon conversion of 55,720,432 shares of Class B Common Stock beneficially owned by the Pritzker Family Group as set forth in Schedule B described below. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents 1.3% of the total number of shares of Class A Common Stock outstanding, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 96.1% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 54.6% of the total number of shares of Common Stock outstanding and 89.2% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 18 of 27 Pages

Schedule B attached to this Amendment No. 9 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 9 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Robin Road Trust Company LLC has authorized Tawani Enterprises, Inc. to make certain investment decisions on behalf of Robin Road Trust Company LLC, including decisions related to the assets held by the trusts listed on Appendix A-1.

On January 20, 2021, in connection with the Trustee Resignation, Robin Road Trust Company LLC, as successor trustee of the trusts listed on Appendix A-1, executed a joinder to, and thereby became subject to the provisions of, the Global Hyatt Agreement.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended by adding the following exhibits thereto:

Exhibit 23	Joint Filing Agreement, dated as of January 12, 2024, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Exhibit 24	Managing Director’s Certificate of JP Morgan Trust Company (Bahamas) Limited evidencing authority of signatories to sign and file Schedule 13D and related documents on behalf of JP Morgan Trust Company (Bahamas) Limited.

Exhibit 25	Secretary’s Certificate of FirstCaribbean International Trust Company (Bahamas) Limited evidencing authority of signatories to sign and file Schedule 13D and related documents on behalf of FirstCaribbean International Trust Company (Bahamas) Limited.

CUSIP No. 448579102	13D	Page 19 of 27 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2024

Robin Road Trust Company, as trustee of the trusts listed on Appendix A-1 and as trustee of Robin Road Trust

By:	/s/ Mary F. Falcon
Name: Mary F. Falcon
Title: President

Tawani Enterprises, Inc.

By:	/s/ Michelle M. Nakfoor
Name: Michelle M. Nakfoor
Title: General Counsel

/s/ Jennifer N. Pritzker
Jennifer N. Pritzker, not individually, but as sole director and trustee of the sole stockholder of Tawani Enterprises, Inc.

/s/ Mary F. Falcon
Mary F. Falcon, not individually, but solely as trustee of the trust listed on Appendix A-2

[Signature Page to Schedule 13D]

CUSIP No. 448579102	13D	Page 20 of 27 Pages

JP Morgan Trust Company (Bahamas) Limited, not individually, but solely in its capacity as trustee of the trusts listed on Appendix A-3

By:	/s/ Thurl Edwards
Name: Thurl Edwards
Title: Authorized Signatory*

By:	/s/ Nikia Woodside
Name: Nikia Woodside
Title: Authorized Signatory*

FirstCaribbean International Trust Company (Bahamas) Limited, not individually, but solely in its capacity as trustee of the trusts listed on Appendix A-4

By:	/s/ Lisalette Gibson-Rolle
Name: Lisalette Gibson-Rolle
Title: Authorized Signatory**

By:	/s/ Jan Whyms
Name: Jan Whyms
Title: Authorized Signatory**

*

A Managing Director’s Certificate evidencing the authority of such persons to sign and file this Amendment No. 9 on behalf of JP Morgan Trust Company (Bahamas) Limited is filed as Exhibit 24 to this Schedule 13D.

**

A Secretary’s Certificate evidencing the authority of such persons to sign and file this Amendment No. 9 on behalf of FirstCaribbean International Trust Company (Bahamas) Limited is filed as Exhibit 25 to this Schedule 13D.

[Signature Page to Schedule 13D]

CUSIP No. 448579102	13D	Page 21 of 27 Pages

Appendix A-1

JNP 2010 – P.G. Trust

JNP Parachute Mirror Trust K

JNP Parachute Mirror Trust L

CUSIP No. 448579102	13D	Page 22 of 27 Pages

Appendix A-2

Tal – 2010 ECI Family Mirror Trust #4

CUSIP No. 448579102	13D	Page 23 of 27 Pages

Appendix A-3

JNP 2010 Parachute Trust N2

2010 N3 Purpose Trust

CUSIP No. 448579102	13D	Page 24 of 27 Pages

Appendix A-4

THP 2010 Trust N2

CUSIP No. 448579102	13D	Page 25 of 27 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Robin Road Trust Company LLC, as trustee of the trusts listed on Appendix A-1 and as trustee of Robin Road Trust.[6]	—	—	1,823,098	3.4%	1.9%	3.1%
Tawani Enterprises, Inc.[6]	—	—	1,823,098	3.4%	1.9%	3.1%
Jennifer N. Pritzker, not individually, but as sole director of and trustee of the sole stockholder of Tawani Enterprises, Inc.[6]	—	—	1,823,098	3.4%	1.9%	3.1%
Mary F. Falcon, not individually, but solely as trustee of the trust listed on Appendix A-2[6]	—	—	21,128	*	*	*
JP Morgan Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-3.	—	—	101,149	*	*	*
FirstCaribbean International Trust Company (Bahamas) Limited, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-4	—	—	19,001	*	*	*

*	Less than 1% beneficial ownership
[1]

All references to the number of shares outstanding are as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as adjusted to account for (i) the conversion of an aggregate of 455,775 shares of Class B Common Stock into 455,775 shares of Class A Common Stock in connection with the sales by the Reporting Persons on January 9, 2024 and (ii) the conversion of an aggregate of 471,147 shares of Class B Common Stock into 471,147 shares of Class A Common Stock in connection with sales by certain other Separately Reporting Group Members between October 17, 2023 and December 21, 2023.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 45,148,112 shares of Class A Common Stock outstanding as of October 27, 2023, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 57,990,827 shares of Class B Common Stock outstanding as of October 27, 2023, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 45,148,112 shares of Class A Common Stock and 57,990,827 shares of Class B Common Stock outstanding as of October 27, 2023, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 27, 2023, as adjusted, which is comprised of 45,148,112 shares of Class A Common Stock and 57,990,827 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

Robin Road Trust Company LLC is a manager-managed limited liability company and the trustee of the trusts listed on Appendix A-1, and in such capacity may be deemed to beneficially own the 1,823,098 shares of Class B Common Stock held by such trusts. Robin Road Trust is the sole member of Robin Road Trust Company LLC, and in such capacity may be deemed to beneficially such shares of Class B Common Stock. Robin Road Trust Company LLC is the trustee of Robin Road Trust, and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. The Managing Directors of Robin Road Trust Company LLC are David Pelizzon, Mary F. Falcon and Michelle Nakfoor. The voting and investment decisions of Robin Road Trust Company LLC are made by the Trust and Investment Committee of its board of managers, consisting of David Pelizzon, Mary F. Falcon, Michelle Nakfoor, John Ringer and Evangelia Liaskis. The Managing Directors and the members of the Trust and Investment Committee disclaim beneficial ownership as a result of serving as Managing Directors and/or serving on the Trust and Investment Committee. Robin Road Trust Company LLC has also authorized Tawani Enterprises, Inc. to make certain investment decisions on behalf of Robin Road Trust Company LLC, and in such capacity Tawani Enterprises, Inc. may, for the purposes hereof, be deemed to beneficially own such shares of Class B Common Stock. Tawani Enterprises, Inc. is a corporation whose sole director is Jennifer N. Pritzker and whose sole stockholder is the Jennifer N. Pritzker Revocable Trust, with Jennifer N. Pritzker as sole trustee. In such capacity, Ms. Pritzker may, for the purposes hereof, be deemed to beneficially own such shares of Class B Common Stock..

CUSIP No. 448579102	13D	Page 26 of 27 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
CIBC Trust Company (Bahamas) Limited in its capacity as trustee and Other Reporting Persons[6]	—	—	673,350	1.2%	*	1.1%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	588,693	1.3%	22,520,767	38.8%	22.4%	36.1%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	70,000	*	*	*
Trustees of the Jennifer N. Pritzker Family Trusts and Other Reporting Persons[9]	—	—	1,964,376	3.4%	1.9%	3.1%
Trustees of the Linda Pritzker Family Trusts[10]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[11]	—	—	4,436,584	7.7%	4.3%	7.1%
Trustee of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,650	*	7,215,797	12.4%	7.0%	11.5%
Trustees of the Daniel F. Pritzker Family Trusts and Other Reporting Persons[13]	—	—	1,922	*	*	*
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[14]	—	—	18,837,636	32.5%	18.3%	30.1%
Pritzker Family Group Totals	603,343	1.3%	55,720,432	96.1%	54.6%	89.2%

*	Less than 1% beneficial ownership
[1]

All references to the number of shares outstanding are as of October 27, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as adjusted to account for (i) the conversion of an aggregate of 455,775 shares of Class B Common Stock into 455,775 shares of Class A Common Stock in connection with the sales by the Reporting Persons on January 9, 2024 and (ii) the conversion of an aggregate of 471,147 shares of Class B Common Stock into 471,147 shares of Class A Common Stock in connection with sales by certain other Separately Reporting Group Members between October 17, 2023 and December 21, 2023.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 45,148,112 shares of Class A Common Stock outstanding as of October 27, 2023, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 57,990,827 shares of Class B Common Stock outstanding as of October 27, 2023, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 45,148,112 shares of Class A Common Stock and 57,990,827 shares of Class B Common Stock outstanding as of October 27, 2023, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 27, 2023, as adjusted, which is comprised of 45,148,112 shares of Class A Common Stock and 57,990,827 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 244,648 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $52.65; 212,967 SARs that are currently exercisable at an exercise price of $80.02; 292,226 SARs that are currently exercisable at an exercise price of $71.67; 422,295 SARs that are currently exercisable at an exercise price of $48.66; 87,168 SARs that are currently exercisable at an exercise price of $80.46; and 36,462 SARs that are currently exercisable at an exercise price of $95.06. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

CUSIP No. 448579102	13D	Page 27 of 27 Pages

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.